

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 4, 2018

Daniel D. Springer
Chief Executive Officer
DocuSign, Inc.
221 Main St., Suite 1000
San Francisco, CA 94105

> **Re: DocuSign, Inc.**
> **Draft Registration Statement on Form S-1**
> **Filed August 30, 2018**
> **CIK No. 0001261333**

Dear Mr. Springer:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Barbara C. Jacobs, Assistant Director, at (202) 551-3735 with any questions.

Sincerely,

Division of Corporation Finance
Office of Information Technologies
and Services